Exhibit 2

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry CNPJ/MF No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33.3.0026253-9

Publicly-Held Company

TELEMAR NORTE LESTE S.A.	BRASIL TELECOM S.A.
Corporate Taxpayers’ Registry CNPJ/MF No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33 3 0015258 0 Publicly-Held Company	Corporate Taxpayers’ Registry CNPJ/MF No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

NOTICE TO THE MARKET

Tele Norte Leste Participações S.A., Telemar Norte Leste S.A. (“Telemar”) and Brasil Telecom S.A. (“Brasil Telecom”), hereby inform their shareholders and the market that Telemar and Brasil Telecom have entered into contractual amendments with the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações), or ANATEL, and the Brazilian Ministry of Communications with respect to their switched fixed telephony service concession contracts as well as a Declaration of Commitment to adhere to the objectives of Executive Decree No. 7,175/10, which established the National Broadband Plan (Programa Nacional de Banda Larga).

The revisions to the switched fixed telephony service concession contracts resulted in, among the principal changes, the elimination of the prohibition of affiliates of telephone concessionaires from offering cable television services.

A new version of the General Plan on Universal Service (PGMU III) also accompanied the contractual revisions and was set forth as an annex to the respective agreements. In this new version, Telemar and Brasil Telecom committed to instal public telephones (TUPs) in rural areas (in schools, health clinics and other localities), with individual access offers to populations in rural areas as well as special individual access class (acesso individual classe especial) offers to economically disadvantaged subscribers registered in the Brazilian government’s unified registration for social programs (cadastro único para programas sociais).

The Presidential Decree adopting the new version of the General Plan on Universal Service provides that the technical and economic feasibility of the obligations set forth therein will be guaranteed, and limits the number of public telephones required to be installed in rural areas to the surplus resulting from the reduction in the number of installed urban public telephones, in line with the provisions of the Brazilian General Telecommunications Law (Lei Geral de Telecomunicações) and the concession contracts in force.

The target density of public telephones in urban areas was reduced from six per 1,000 residents to four per 1,000 residents, effective immediately. The targets for public telephones in rural areas and individual rural access will be set in accordance with demand and will only become effective after the roll out of radio network coverage operating on the sub-band frequencies between 451 MHz and 458 MHz and between 461 MHz and 468 MHz, which will be implemented by the winner of the radio frequency bidding process to be held at a time that is still to be determined.

Concurrently with the revision of the concession agreements and the issuance of the new version of the General Plan on Universal Service, Brasil Telecom and Telemar voluntarily entered into a Declaration of Commitment with the Brazilian Ministry of Communications and ANATEL, in adherence to the National Broadband Plan. Under this Declaration of Commitment, the companies that comprise the “Oi” group undertake to offer accessible broadband to their retail customers as well as to provide wholesale broadband offerings, both aimed at meeting the goals of the Brazilian government’s plan to expand and increase access to broadband in Brazil.

Rio de Janeiro, June 30, 2011.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Brasil Telecom S.A.